# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MBX Biosciences, CIK 0001776111
CUSIP: 55287L101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11711 North Meridian Street, Suite 300, Carmel, United States (X1), 46032
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001903360-24-000002
Filed by CIK 0001903360

## Reporting persons
- Wellington Biomedical Innovation Master Investors (Cayman) II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,017,394; sole dispositive power 0; shared dispositive power 2,017,394; aggregate amount beneficially owned 2,017,394 (4.5% of the class)

## Item 1. Issuer
Name of issuer: MBX Biosciences
Address of issuer's principal executive offices: 11711 North Meridian Street, Suite 300, Carmel IN 46032

## Item 2. Person Filing
Name of person filing: Wellington Biomedical Innovation Master Investors (Cayman) II, L.P.
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,017,394
Percent of class: 4.50
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,017,394
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,017,394

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wellington Biomedical Innovation Master Investors (Cayman) II, L.P.: Ihsan Speede, Authorized Person (11/12/2025)
Comment: Wellington Alternative Investments LLC; Its General Partner

Signature: Ihsan Speede
Name/Title: Authorized Person
Date: 11/12/2025